October 17, 2012

Mr. Tim Buchmiller

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc.

Amendment No. 1 to Registration

Statement on Form S-3/A

Filed October 2, 2012

File No. 333-183916

Dear Mr. Buchmiller:

Reference is hereby made to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 11, 2012, with respect to the above referenced registration statement on Form S-3 (the “Registration Statement”) of Nanosphere, Inc. (the “Company”), as amended by Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Fee table

1.	We note your response to prior comment 1; however, it remains unclear whether the fee table includes all of the securities underlying the offered securities. For example, we note your reference to debt obligations and “other securities” on page 17. Please revise or advise.

Response:	The Company acknowledges the Staff’s comment and confirms its understanding that the fee table includes only those securities underlying the offered securities which are also offered securities listed in the fee table. We intend to clarify the treatment of securities underlying the offered securities by amending and restating footnote 2 to the fee table in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in its entirety to read as follows:

“The registrant is hereby registering an indeterminate amount and number of each identified class of securities set forth in the fee table up to a proposed maximum aggregate offering price of $100,000,000. The registered securities may, from time to time, be offered at indeterminate prices or be issued upon conversion, exchange, exercise or settlement of securities registered hereunder to the extent such securities are, by their terms, convertible into, or exchangeable or exercisable for, such securities registered hereunder, which indeterminate amount and number of securities, if any, shall be counted against the $100,000,000 of securities we are registering hereby.”

With respect to the possibility that stock purchase contracts may include debt obligations of third parties, the Company confirms that in the event the Company offers stock purchase contracts that include such third party obligations, the Company represents that it will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting any such distribution of any such third party obligations. Any such undertaking shall include making disclosures as necessary in the applicable prospectus supplement and/or other offer materials relating to the offering including, as necessary, any required financial statement and non-financial statement disclosures about the issuer of such third party obligations. In this regard, the Company has reviewed both Securities Act CDI 203.03 and the Morgan Stanley & Co., Inc. No-Action Letter dated June 24, 1996. As such, the Company is aware situations exist in which full disclosure may be replaced by abbreviated disclosure but that regardless of whether full or abbreviated disclosure of information concerning third party obligations is required, the Company undertakes to provide such disclosure and to undertake the separate analysis as to whether registration of such third party obligations would be required and, if so, take all necessary actions to effect such registration. In order to address these concerns, Amendment No. 2 shall include an amended and restated description of stock purchase contracts and stock purchase units on page 17 of the Registration Statement which shall read in its entirety as follows:

“We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of common stock or preferred stock at a future date or dates, or a variable number of shares of common stock or preferred stock for a stated amount of consideration, which we refer to in this prospectus as stock purchase contracts. The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas.

The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract. The stock purchase contracts may be issued separately or as a part of units, which we refer to herein as stock purchase units, consisting of a stock purchase contract and, as security for the holder’s obligations to purchase the shares under the stock purchase contracts, debt obligations of third parties, including U.S. Treasury securities. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units offered thereby and will contain a discussion of any material federal income tax considerations applicable to the stock purchase contracts and stock purchase units. We will file with the SEC as exhibits to a current report on Form 8-K forms of any stock purchase contracts to be issued either separately or as a part of stock purchase units.”

Explanatory Note

2.	Please tell us the authority on which you rely to file a document consisting of only a facing page, explanatory note, signature page and partial exhibit index.

Response:	As Amendment No. 1 did not modify the contents of the prospectus nor the financial statement incorporated therein by reference, we believe that Rule 472 of the Securities Act did not require a complete re-filing of the Registration Statement in its entirety. However, based on the events disclosed in the Company’s Current Report on Form 8-K filed with the Commission on October 10, 2012 and the changes to the prospectus that Company intends to make as set forth in response to comment No. 1 herein above, we acknowledge and confirm that in order to comply with Section 10(a)(3) of the Securities Act, Amendment No. 2 shall include the Registration Statement in its entirety (as amended), including the prospectus, full exhibit index and required consents and opinions.

Exhibit 5.1 – Legality Opinion

3.	From your revisions in response to prior comment 3, it remains unclear how this exhibit addresses whether the relevant securities are binding obligations of the registrant under the law of the jurisdiction governing those securities. This exhibit states that it addresses only the federal laws of the United States of America and Delaware General Corporation Law, applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws. The exhibit appears to exclude relevant laws such as contract laws. Please advise or file a revised opinion.

Response:	The revised opinion of counsel to be filed as exhibit 5.1 to Amendment No. 2 shall be revised to address federal laws of the United States of America and Delaware law generally without the limitation to the Delaware General Corporation Law included in the prior opinion.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing responses, please do not hesitate to contact me at (212) 218-3338.

Sincerely,

SEYFARTH SHAW LLP

/s/ Blake Hornick
Blake Hornick

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